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                                                                EXHIBIT 99(a)(8)

DLB OIL & GAS, INC.
1601 N.W. Expressway, Suite 700
Oklahoma City, OK 73118-1401
Phone 405-848-8808
Fax 405-848-9449


NEWS RELEASE

FOR FURTHER INFORMATION                                    FOR IMMEDIATE RELEASE
CONTACT:     FRED STANDEFER
             VICE PRESIDENT CORPORATE DEVELOPMENT
             (405) 848-8808

                     DLB OIL AND GAS COMPLETES ACQUISITION
                         OF BONRAY DRILLING CORPORATION

             TWO DEEP RIGS MOBILIZED, INCREASING FLEET UTILIZATION

         OKLAHOMA CITY, OKLAHOMA - February 10, 1997 - DLB Oil & Gas, Inc. (NASDAQ: "DLBI") announced today that its tender offer to purchase Bonray Drilling Corporation (NASDAQ: "BNRY") was accepted by a majority (92%) of Bonray shareholders. DLB will pay $30.00 per share, net to the seller in cash, for the 423,540 shares outstanding. Bonray Drilling Corporation will become a wholly-owned subsidiary of DLB.

Two rigs, both capable of drilling wells in excess of 20,000 feet, are presently being remobilized. These rigs are expected to be in operation within 45 days and have outstanding work commitments. The DLB/Bonray fleet totals 15 rigs, including six rigs capable of drilling wells over 20,000 feet and nine rigs capable of drilling wells from 7,500 feet to 15,000 feet.

DLB Oil & Gas, Inc. is an Oklahoma City-based diversified energy company engaged primarily in oil and gas exploration, development and production, and in the acquisition of producing properties. The Company's common stock trades under the symbol DLBI.